News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 17 February 2009

Reed Elsevier Announces $2 billion Forward Start Revolving Credit Facility

Reed Elsevier announced today that it has put in place a new multi-currency forward start credit facility for an amount of $2.0 billion with a syndicate of 19 relationship banks, commencing in May 2010 and maturing in May 2012.

Reed Elsevier’s existing $3.0 billion revolving credit facility (RCF), which matures in May 2010, has been simultaneously reduced in size to $2.5 billion reflecting Reed Elsevier’s lower short term borrowing requirements.

The revolving credit facilities are principally used to back up commercial paper issuance and other short term borrowings. At 31 December 2008, $38 million of the RCF was drawn.

Together, the forward start facility and RCF have the effect of extending the maturity of Reed Elsevier’s revolving credit facilities by two years and provide Reed Elsevier with $2.5 billion of revolving credit facilities to May 2010 and $2.0 billion from May 2010 to May 2012.

Reed Elsevier’s long term credit ratings with Standard & Poor’s, Moody’s and Fitch are BBB+/Baa1/A- respectively. Barclays Capital and The Royal Bank of Scotland acted as co-ordinating banks in the arrangement of the new forward start facility.

- Ends -

For further information please contact:

Sybella Stanley	Tel: +44 (0) 20	7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to editors

Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584,/€6,693m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.